SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Iridex Corporation
_____________________________________________________________________________
(NAME OF ISSUER)

Shares of Common Stock, $0.01 par value
_____________________________________________________________________________
(Title of Class of Securities)

462684101
_____________________________________________________________________________
(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
2300 N Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2800

April 9, 2021
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [  ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 462684101	13D/A

1	NAME OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,138,378
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,138,378
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
14	TYPE OF REPORTING PERSON* OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT
          **SEE ITEM 5(a).

CUSIP NO. 462684101	13D/A

1	NAME OF REPORTING PERSONS Paragon JV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,138,378
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,138,378
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
14	TYPE OF REPORTING PERSON* OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT
          **SEE ITEM 5(a).

CUSIP NO. 462684101	13D/A

1	NAME OF REPORTING PERSONS Bradbury Dyer III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,138,378
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,138,378
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
14	TYPE OF REPORTING PERSON* IN
          *SEE INSTRUCTIONS BEFORE FILLING OUT
          **SEE ITEM 5(a).

AMENDMENT NO. 5 TO SCHEDULE 13D

             This Amendment No. 5 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”), Paragon Associates II, Ltd., a Texas limited partnership (“Paragon II”), and Paragon Associates III, Ltd. a Texas limited partnership (“Paragon III”), (ii) Paragon JV Partners, LLC, a Texas limited liability company (“Paragon GP”), and (iii) Bradbury Dyer III (“Mr. Dyer”, and collectively with Paragon JV and Paragon GP, the “Reporting Persons”).  This Amendment further modifies the original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2009 (the “Original 13D), as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 10, 2009, as amended by the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 4, 2013, as amended by the Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on July 27, 2015, as amended by the Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on August 24, 2015  (the Original 13D, as so amended, the “Schedule 13D”), relating to shares of common stock, $0.01 par value (the “Common Stock”) of Iridex Corporation, a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock sold by Mr. Dyer for the account of Paragon JV on behalf of Paragon, Paragon II and Paragon III.  Paragon GP serves as the general partner of each of Paragon, Paragon II and Paragon III and as the investment advisor of Paragon JV and may direct the vote and disposition of the 1,138,378 shares of Common Stock held by Paragon JV.  As the sole and managing member of Paragon GP, Mr. Dyer may direct Paragon GP to direct, and, as the authorized agent to Paragon JV, may direct, the vote and disposition of the 1,138,378 shares of Common Stock held by Paragon JV.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       As of April 13, 2021, Paragon JV, by virtue of carrying out the purposes of Paragon, Paragon II and Paragon III per the joint venture agreement of Paragon JV, a copy of which was filed as Exhibit 2 to the Original 13D and is incorporated herein by reference, as subsequently amended by the First Amendment thereto, a copy of which was filed as Exhibit 3 to the Original 13D, beneficially owns 1,138,378 shares of Common Stock, which represents 7.3% of the Issuer’s outstanding shares of Common Stock.

The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 1,138,378 shares of Common Stock owned by Paragon JV, by (ii) 15,521,058 shares of Common Stock outstanding as of March 15, 2021 based upon the Form 10-K filed with the Securities and Exchange Commission on March 23, 2021.

Paragon GP does not have direct beneficial ownership of the 1,138,378 shares of the Issuer’s Common Stock; however, Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

Mr. Dyer does not have direct beneficial ownership of the 1,138,378 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole and managing member of Paragon GP, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

             (b)     Paragon JV has the power to vote and dispose of the 1,138,378 shares of Common Stock it holds; Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, has the power to vote and dispose of the 1,138,378 shares of Common Stock held by Paragon JV; and Mr. Dyer, as the sole and managing member of Paragon JV and the authorized agent of Paragon JV, has the power to vote and dispose of the 1,138,378 shares of Common Stock held by Paragon JV.

             (c)     Except as reported in the Schedule 13D, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons.  The transactions in the Common Stock were effected in the open market.

 (d)     Not Applicable.

 (e)     Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 13, 2021	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

By: /s/ Bradbury Dyer III
Name: Bradbury Dyer III
Title: Authorized Agent

PARAGON JV PARTNERS, LLC

By: /s/ Bradbury Dyer III
Name: Bradbury Dyer III
Title: Sole and Managing Member

BRADBURY DYER III

By: /s/ Bradbury Dyer III

ANNEX A

Except as previously disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons or on behalf of the Reporting Persons with respect to securities of the Issuer effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 12, 2021. All such transactions were sales of securities of the Issuer effected in the open market, and the table excludes commissions paid in per share prices.

Trade		Buy /	Shares of	Price per Share
Date	Security	(Sell)	Common Stock	(US$)
----------	-------------------------	-------	--------------	--------------
4/9/2021	Iridex Corp IRIX	(Sell)	47,422	$ 7.4237 (1)
4/12/2021	Iridex Corp IRIX	(Sell)	4,200	$ 7.3076 (2)

(1)
The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $7.30 to $7.54, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) and (2).

(2)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $7.30 to $7.31, inclusive.